UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President – Executive Officer / CFO

April 18, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Dissolution of Subsidiaries

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its Board of Directors resolved on April 18, 2008 to dissolve our subsidiaries as described below.

1. Name and Outline of the subsidiaries to be dissolved and the scheduled date of dissolution

[Subsidiaries of MHFG]

Company Name:	Mizuho Preferred Capital (Cayman) 5 Limited	Mizuho Preferred Capital (Cayman) 6 Limited

Location:	P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

Representative:	Naomi Harada

Business:	Issuance of preferred securities and making subordinated loans

Date of Establishment:	August 2002

Capital:	JPY 1.5 billion	JPY 1.2 billion

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2009.

Company Name:	Mizuho Preferred Capital (Cayman) 7 Limited	Mizuho Preferred Capital (Cayman) 8 Limited

Location:	P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

Representative:	Naomi Harada	Kazunobu Uchiyama

Business:	Issuance of preferred securities and making subordinated loans	Borrowing subordinated loans and undertaking preferred securities

Date of Establishment:	August 2002

Capital:	JPY 1.6 billion	JPY 3.5 billion

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2009.

[Subsidiary of Mizuho Bank, Ltd.]

Company Name:	Mizuho Preferred Capital (Cayman) E Limited

Location:	P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

Representative:	Naomi Harada

Business:	Issuance of preferred securities and making subordinated loans

Date of Establishment:	August 2002

Capital:	JPY 2.4 billion

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2009.

[Subsidiaries of Mizuho Corporate Bank, Ltd.]

Company Name:	Mizuho Preferred Capital Company L.L.C.	Mizuho Preferred Capital Holdings, Inc.

Location:	One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, New Castle Country, Delaware 19801, U.S.A.	Corporation Trust Center, 1209 Orange Street, Wilmington, Castle County, Delaware, U.S.A.

Representative:	Yukio Furukawa

Business:	Financial services	Holding company

Date of Establishment:	February 1998

Capital:	US$ 125 million	US$ 135 million

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2009.

Company Name:	Mizuho JGB Investment L.L.C.	Mizuho JGB Investment Holdings Inc.

Location:	One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, New Castle Country, Delaware 19801, U.S.A.

Representative:	Yukio Furukawa

Business:	Financial services	Holding company

Date of Establishment:	March 1998

Capital:	US$ 200 million	US$ 223 million

Scheduled Date of Dissolution:	Liquidation is expected to be completed by the end of March 2009.

2. Reason for dissolution

The Board of Directors of MHFG decided on the full redemption of preferred securities issued or underwritten and the full prepayment of subordinated loans made or borrowed by the subsidiaries above to be conducted in June 2008.

3. Effects on profits and losses

This decision will have no effect on the earning estimates for the fiscal year ended March 31, 2008 (consolidated and non-consolidated) of MHFG.

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the dissolution of subsidiaries and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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